June 20, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 6010
Washington, D.C.  20549
Attn:  Martin James, Senior Assistant Chief Accountant

Re:	Intel Corporation Form 10-K for the Year Ended December 29, 2012 Filed February 19, 2013 Form 10-Q for the Quarterly Period Ended March 30, 2013 Filed April 29, 2013 File No. 000-06217

Dear Mr. James,

We have received your comment letter dated May 28, 2013, and the following are our responses to your comments.  For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

Comment No. 1
We note your responses to prior comment 5 of our letter dated March 29, 2013 and prior comment 2 of our letter dated May 3, 2013 which indicated that more than half of your cash and cash equivalents, short-term investments and trading assets is held by your foreign subsidiaries. Given the significance of the cash and cash equivalents held at your foreign subsidiaries as well as the fact that a majority of your short-term investments and a substantial percentage of your trading assets are held at foreign subsidiaries, in future filings, to provide investors with a clearer understanding of the company’s overall liquidity position, please revise your proposed disclosure to include the amounts of, or a measure (e.g., percentage of the reported balance sheet amounts) of, your cash and cash equivalents, short-term investments, and trading assets held at non-U.S. entities. Please quantify the amount of your cash and cash equivalents, short-term investments and trading assets held by your foreign subsidiaries

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2013

that is available for repatriation to the U.S. and indicate, if true, that applicable taxes have been accrued.

Response to Comment No. 1

In future filings, we will provide a disclosure that is similar to the following:

As of [Quarter End Month, 20xx], $x.x billion of our cash and cash equivalents, short-term investments and trading assets is held by our non-U.S. subsidiaries. Of the $x.x billion held by our non-U.S. subsidiaries, approximately $x.x billion is available for use in the U.S. without incurring additional U.S. income taxes in excess of the amounts already accrued in our financial statements as of [Quarter End Month, 20xx]. The remaining amount of non-U.S. cash and cash equivalents, short-term investments and trading assets has been indefinitely reinvested and, therefore, no U.S. current or deferred taxes have been accrued and this amount is earmarked for near-term investment in our operations outside the U.S. and future acquisitions. We believe our U.S. sources of cash and liquidity are sufficient to meet our business needs in the U.S. and do not expect that we will need to repatriate the funds we have designated as indefinitely reinvested outside the U.S.  Under current tax laws, should our plans change and we were to choose to repatriate some or all of the funds we have designated as indefinitely reinvested outside the U.S, such amounts would be subject to U.S. income taxes and applicable non-U.S. income and withholding taxes.

Comment No. 2

Further, to the extent that there are any concentrations of cash and cash equivalents, short-term investments or trading assets in any one or more particular foreign jurisdictions, please include a quantified discussion of these concentrations and any related risks to your liquidity position.

Response to Comment No. 2

We do not have any concentrations of cash and cash equivalents, short-term investments and trading assets in any one or more non-U.S. jurisdiction that would result in a material impact to our liquidity and capital resources. To the extent that we identify such a concentration in the future we will provide the requested disclosure in future filings.

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2013

Comment No. 3

In future filings, please revise the accounting policy note of your financial statements to clearly describe the instruments you include as cash equivalents on your balance sheet.

Response to Comment No. 3

We will include the following disclosure as a separate accounting policy in our next Form 10-K filing:

Cash Equivalents
We consider all highly liquid debt investments with original maturities from the date of purchase of approximately three months or less as cash equivalents. Cash equivalents can include the following instruments: e.g. bank deposits, commercial paper, government bonds, money market fund deposits, and reverse repurchase agreements.  See “Note x: Fair Value” for the instruments held as cash equivalents as of December xx, 20xx and December xx, 20xx.

Form 10-Q for the Quarterly Period Ended March 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

Comment No. 4

Further to your response to prior comment 4, while we note that you only account for the post-PRQ Haswell units as inventory, please cite the accounting literature upon which you relied in determining how to account for the pre-PRQ Haswell units. Tell us whether you considered the guidance in FASB ASC 730-10-55-1 and 55-2 in your accounting. Explain to us why you expense the costs related to these units. Describe to us in more detail the stage of completion/development of these pre-PRQ units and whether they are pre-production prototypes or whether the units have gone into an early phase of commercial production.

Comment No. 5

In that regard, while we note your response regarding the uncertainty of the product qualifying for PRQ, your disclosure states that during the second quarter of fiscal 2013 your gross margin will be favorably impacted by approximately two percentage points as additional platform variations of Haswell qualify for sale and you begin selling previously written-off inventory. If you expect to be able to sell this “inventory,” then please explain why you believe that it is appropriate to write off the cost in the first quarter.

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2013

Response to Comments No. 4 and No. 5

In Management’s Discussion and Analysis, we made the following statement about expectations for our gross margin percentage:

Q2 2013 gross margin percentage is expected to be approximately two percentage points higher when compared to Q1 2013 as additional platform variations of our next-generation microarchitecture are expected to qualify for sale, resulting in lower platform inventory write-offs as well as sales of previously written-off inventory.

Our use of “expected” highlights this as a forward looking statement and as such our actual results could differ materially from this expectation. For simplicity and plain English communication with our investors, we have referenced the period costs incurred on pre-production units as “inventory write-offs.” In future filings, we will reference these expenses as “non-qualified product costs” or “pre-qualification manufacturing costs”, depending on the context.

The following overview of our product development life cycle and the accounting we consistently apply will describe the nature of these units, the associated accounting for the costs of these units, and how ASC 730-10-55-1 and 55-2 are considered in our accounting.

Overview of product development lifecycle and associated accounting

Intel has a product development lifecycle that corresponds with substantive engineering milestones.  These engineering milestones are regularly and consistently applied in assessing the points at which our activities, and associated costs, change in nature from research and development (R&D) to cost of sales, and when a product qualifies for recognition as inventory.

R&D Expense
Intel applies ASC 730-10-55-1, Research and Development, when the types of activities within our product development lifecycle are R&D.  Examples of the types of activities performed include, but are not limited to, conceptual formulation and design of possible product or process alternatives and the design, construction, and testing of pre-production prototypes and models.  Costs incurred during this phase are recognized as R&D expense in the period incurred. Haswell conceptual design, conceptual formulation of manufacturing process alternatives, architectural layout, and pre-production prototype costs incurred from 2009 to 2012 are examples of these types of activities. Our engineering milestone to transition from R&D expense to cost of sales is the point at which we have the first full set of fabrication masks which allow us to produce our first set of wafers in our manufacturing facilities. A full set of fabrication masks enables us to produce complete test wafers to conduct further engineering follow-through and other activities in our product development lifecycle in preparation for commercial production.

Cost of Sales Expense
Intel applies ASC 730-10-55-2 when our product development lifecycle activities and related costs are in the post R&D phase. Examples of the types of activities performed include, but are not limited to, engineering follow-through prior to commercial production and production start-up. Examples of start-

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2013

up activities include opening a new manufacturing facility, introducing a new platform, or initiating a new process in an existing facility. These costs no longer qualify under GAAP as R&D activities and therefore are recognized as period costs within cost of sales until we determine the product meets the inventory requirements under ASC 330-10-20, Inventory. We evaluate whether the product qualifies as inventory by whether it has achieved our engineering milestone, “product release qualification”, or PRQ, the process of meeting our rigorous technical quality specifications.

Once our products reach the early phase of commercial production within our product development lifecycle, we produce minimum quantities of engineering samples.  Our engineers use these samples to evaluate whether the product meets certain technological requirements.  When our engineers conclude that the modifications have addressed the product requirements and specifications and the results support moving closer to a saleable product, the early phase of commercial development moves to risk production starts, or “risk starts.” In our history, we have experienced risk starts that failed to reach PRQ. In these cases, the risk starts were scrapped, and the new platform variation required a redesign.

We employ risk production starts in order to achieve our time–to-market strategy. This strategy allows us to quickly bring a high volume of product to market when the product functions according to its intended specifications and is available to sell to our customers. To effectively compete in our industry, our planning processes, product launch timing and customer communications require that we forecast future product PRQ. Despite this forecast, we still have substantive engineering events that must occur in the weeks prior to PRQ. There is no guarantee we will reach PRQ without having to scrap the risk starts and modify our manufacturing flow or product design.

Inventory
We apply ASC 330-10-20, Inventory, to determine the point at which our products meet the characteristics of inventory; that is, the product is held for sale in the ordinary course of business or is in the process of production for such sale.  The inventory accounting literature does not include comprehensive bright lines regarding when production costs become inventoriable.  We have consistently used our product development lifecycle and identified PRQ as the point at which our product costs become inventoriable.  At PRQ, the product meets Intel's qualification requirements, and is ready for commercial shipment and typically supported by the applicable Intel warranty agreements and customer presentable documentation.

PRQ is the point in our manufacturing flow when we value product as inventory for multiple reasons, including:
•	Intel’s product salability criteria are met.
•	Industry standards require a low product failure rate.
•	Inability to correct manufacturing defects due to the serial nature of our manufacturing process.
•	Quality failures can lead to substantial costs to the company.

In order to clarify the classification and treatment of our pre-production costs in our next 10-K filing, we will modify our inventory accounting policy to state the following:

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2013

Inventories
We compute inventory cost on a first-in, first-out basis. Costs incurred to manufacture our products are included in the valuation of inventory in the quarter in which a product meets the technical criteria to qualify for sale to customers and thereafter. Prior to qualification for sale, costs that do not meet the criteria for research and development are included in cost of sales in the period incurred.

Treatment of Haswell Pre-PRQ risk starts

As described above, the costs we incur for manufacturing risk starts prior to the period in which a product reaches PRQ are recognized as a period cost within cost of sales.  As a result, over time we consistently have variations in our gross margin percentage in the periods before and after a PRQ event. To help users of our financial statements understand our results we communicate through our earning release and periodic filings the gross margin impact of costs incurred prior to and after a product reaches PRQ.  We also subsequently explain how actual results differ from expectations we have communicated.

As of March 30, 2013, there were significant engineering milestones remaining before the Haswell platform variations would reach PRQ. Therefore, under our policy, it was appropriate to expense these Haswell Pre-PRQ costs as cost of sales as the units did not meet the definition of inventory as described above. As noted above, in future filings we will reference expenses in this situation as “non-qualified product costs” or “pre-qualification manufacturing costs” instead of the more general term of expenses that we “write off.”

United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2013

**********

As requested by the staff, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K and the Form 10-Q for the quarterly period ended March 30, 2013;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure in future filings.  If you have further comments that you would like to have addressed prior to that filing, please let us know.  If you have any questions, you may contact Kevin McBride, External Reporting Controller at (971) 226-3987 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

Sincerely,

/s/ Stacy J. Smith
Stacy J. Smith
Executive Vice President, Chief Financial Officer, and Principal Accounting Officer
Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Cary Klafter, Vice President, Corporate Legal and Corporate Secretary